UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 25, 2010.

Luxottica continues to show strong growth in 3Q10

Net income for third quarter exceeded €100 million, net sales approach €1.5 billion

Milan, Italy, October 25, 2010 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the third quarter and first nine months of the year ended on September 30, 2010, in accordance with IAS/IFRS.

Third quarter 2010(1) — IAS/IFRS

(In millions of Euro)	Q3 2010	Q3 2009	Change

Net sales	1,464.7	1,223.3	+19.7% (+8.6% at constant exchange rates(2))

Operating income	186.4	139.6	+33.6%

Net income	101.9	75.8	+34.5%

Earnings per share	0.22	0.17	+34.1%
in US$	0.29	0.24	+21.1%

First nine months of 2010(1) — IAS/IFRS

(In millions of Euro)	9M 2010	9M 2009	Change

Net sales	4,451.5	3,937.2	+13.1% (+7.3% at constant exchange rates(2))

Operating income	616.0	497.0	+23.9%

Net income	347.1	269.9	+28.6%

Earnings per share	0.76	0.59	+28.2%
in US$	0.99	0.81	+23.4%

Operating performance for the third quarter of 2010

During the third quarter of 2010, Luxottica’s solid growth continued to contribute towards excellent results thanks to the intense work of both its Retail and Wholesale Divisions, the strength of its brands and the success of commercial initiatives in all the main geographic areas in which the Group operates. Net income for the quarter topped the €100 million mark, with net sales approaching €1.5 billion.

“Results achieved in the third quarter of 2010 were positive,” commented Andrea Guerra, Chief Executive Officer of Luxottica. “All our people were able to strongly react to and make the best of the opportunities offered by the New World in which we operate. Such results may be summarized in a solid growth in so-called mature markets - net sales in Europe were up by 12.7% and net sales in U.S. dollars in North America rose by 8.5% over the third quarter last year - as well as in a strong increase in key emerging markets, where net sales grew by 26.2% over last year.”

Sun season results were positive all over the world and Sunglass Hut, our specialty sun stores chain, posted successful performances both in the U.S., where comparable store sales(4) were up by 12.5%, and globally.”

Due attention must be given to the new growth trend of our premium and luxury brands: over the last two quarters, we have experienced a steady increase in the number of consumers again interested in these brands.”

I’m also really proud of our excellent positive free cash flow(3), equivalent to more than €250 million in the quarter, which confirmed the validity of our business model and the constant attention to working capital.”

The results achieved thus far allow us to look optimistically toward a year-end that, if we continue to work with the determination and passion shown in recent months, may allow us to reach the threshold of €400 million of net income.”

During the third quarter of the year, Luxottica successfully achieved very positive results in most of the geographic regions in which it operates. The Wholesale Division made a decisive contribution to these results with its continued growth in both more mature markets, such as the United States and Europe, and in emerging markets, where net sales increased by more than 20% for the fourth consecutive quarter, with increases of approximately 40% seen in India and South Korea.

The Group also posted very positive results at LensCrafters, which returned to its position as a leader in the North American optical retail sector, and at Sunglass Hut, today more than ever, the world’s leading sun specialty stores chain.

Consolidated results

In the third quarter of 2010, net sales rose by 19.7% at current exchange rates and by +8.6% at constant exchange rates(2) to €1,464.7 million, from €1,223.3 million in the third quarter of 2009. In the first nine months, net sales rose by 13.1% to €4,451.5 million, from €3,937.2 million in the first nine months of 2009.

EBITDA(3) grew over the previous year by +25.6% to €263.5 million, from €209.8 million in the third quarter of 2009. In the first nine months, EBITDA(3) increased from €711.3 million for the first nine months of 2009 to €841.5 million (+18.3%) for the same period in 2010.

Operating income was €186.4 million for the third quarter of 2010 (€139.6 million for the same period last year, +33.6%), while the Group’s operating margin improved from 11.4% in the third quarter of 2009 to 12.7% for the same period in 2010. In the first nine months of the year, operating income amounted to €616.0 million, up 23.9% from the €497.0 million posted for the same period last year.

Net income for the third quarter of 2010 increased to €101.9 million (up by +34.5% from €75.8 million for the same period in 2009), resulting in earnings per share (EPS) of €0.22 (at an average Euro/Dollar exchange rate of 1.2910). In the first nine months of the year, net income amounted to €347.1 million, up 28.6% from the €269.9 million posted for the same period last year, resulting in EPS of €0.76 (at an average Euro/Dollar exchange rate of 1.3145).

For the third quarter of 2010, once again, the Group generated excellent positive free cash flow(3) (more than €250 million). Net debt(3) as of September 30, 2010, amounted to €2,269 million (€2,337 million at the end of 2009), with a ratio of net debt to EBITDA(3) of 2.3X as compared with 2.7X at the end of 2009.

Overview of performance at the Wholesale Division

During the third quarter, the Wholesale Division continued to record excellent results thanks to the continued success of commercial initiatives, the great appreciation by customers of collections and initiatives such as the Buying Days, along with positive results from all Group brands. Particularly noteworthy, for the second quarter in a row, the premium and luxury brands accelerated their improvement trend, marking a 18% increase in net sales. Ray-Ban and Oakley continued their double-digit growth, with great success enjoyed by the optical collections. In terms of sales performance in the main geographical areas, Luxottica saw very positive results in emerging markets, in particular in Brazil, China and India, as well as in Europe.

The Division’s net sales rose to €518.3 million in the third quarter of 2010, from €429.5 million in the third quarter of 2009 (+20.7% at current exchange rates and +12.4% at constant exchange rates(2)). In the first nine months of 2010, net sales were €1,722.9 million, up 14.4% from the €1,506.5 million recorded for the first nine months of 2009 (+9.5% at constant exchange rates(2)).

Operating income for the Wholesale Division amounted to €94.9 million in the third quarter of 2010, up by 53.8% compared with €61.7 million for the third quarter of 2009. The operating margin rose to 18.3% during the third quarter of 2010, from 14.4% for the third quarter of 2009, confirming the effectiveness of the measures taken to recover margins and a better price point/product mix effect. In the first nine months of 2010, the operating margin was 21.6% (19.7% in the same period of 2009).

Overview of performance at the Retail Division

During the third quarter, the Retail Division posted good results, boosted by positive performances at LensCrafters and Sunglass Hut. In particular, comparable store sales(4) at LensCrafters were up by 8.4% for the third quarter of 2010 over the same period last year, thanks to the strong efforts of the entire organization and the solid trend of both “plano” and prescription sunglass sales, as well as the positive results seen in sales during the back-to-school period.

Sunglass Hut also posted very positive results in terms of margins, with overall comparable store sales(4) up 9.6% as compared to last year, with a very positive trend in the United States (+12.5%).

On the other hand, comparable store sales(4) were negative in Australia, where the retail market scenario is still challenging. In this market, the Group is reacting with new initiatives aimed at increasing consumer traffic at the store level and at further improving the buying experience.  Early results in the current quarter are positive.

Net sales for the Retail Division therefore rose to €946.5 million in the third quarter of 2010, from €793.8 million in the third quarter of 2009 (+19.2% at current exchange rates, +6.5% at constant exchange rates(2)). In the first nine months of 2010, net sales were €2,728.6 million, up 12.3% on the €2,430.8 million recorded for the first nine months of 2009 (+5.9 at constant exchange rates(2)).

The Division’s operating income grew by +13.5% to €129.3 million, from €113.9 million in the third quarter of 2009. The operating margin for the third quarter of 2010 decreased from 14.3% during the same period last year to 13.7%. In the first nine months of 2010, the operating margin was 13.0% (12.8% in the first nine months of 2009).

§

The Board of Directors also resolved to amend the Company’s by-laws, in order to meet the new criteria introduced by Italian Legislative Decree no. 27/2010, implementing Directive 2007/36/EC on shareholder rights.

In line with the provisions of Consob Regulation no. 17221/2010, and with the favorable recommendation of the Internal Control Committee, whose members are exclusively independent directors, the Board of Directors approved the new procedure on transactions with related parties.

§

The results of the third quarter and first nine months of 2010 will be discussed today at 6:00 p.m. (CET) during a conference call with the financial community. The presentation will be available via webcast directly from the website at www.luxottica.com.

In accordance with subsection 2 of Article 154-bis of the Italian Consolidated Finance Law, the Director appointed to prepare the company’s accounts, Enrico Cavatorta, hereby declares that the accounting disclosure contained in this release complies with the results of the accounting records, books and registers of the Group.

Contacts

Ivan Dompé
Group Corporate Communications Director
Tel.: +39 (02) 8633 4726
E-mail: ivan.dompe@luxottica.com

Luca Biondolillo
Group Director of International Communications
Tel.: +39 (02) 8633 4668
E-mail: LucaBiondolillo@Luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 E-mail: InvestorRelations@Luxottica.com

www.luxottica.com

(1) All comparisons, including percentage changes, are between the three and nine-month periods ended September 30, 2010 and September 30, 2009, as indicated, in accordance with IAS/IFRS.

(2) Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

(3) EBITDA, free cash flow, net debt and the ratio of net debt to EBITDA are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

(4) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear with more than 6,300 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well-balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best-known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 different countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China and Sunglass Hut globally. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in China and a sport sunglass production facility in the US. In 2009, Luxottica Group posted consolidated net sales of €5.1 billion. Additional information about the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

- TABLES FOLLOW -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2010 AND SEPTEMBER 30, 2009

In accordance with IAS/IFRS

	2010	2009	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	1,464,732	1,223,272	19.7%

NET INCOME	101,934	75,784	34.5%

BASIC EARNINGS PER SHARE (ADS)(2):	0.22	0.17	34.1%

	2010	2009	% Change

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)
NET SALES	1,890,969	1,749,646	8.1%

NET INCOME	131,597	108,394	21.4%

BASIC EARNINGS PER SHARE (ADS) (2):	0.29	0.24	21.1%

Notes :

	2010	2009
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	458,527,966	457,214,454
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2910	1.4303

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2010 AND SEPTEMBER 30, 2009

In accordance with IAS/IFRS

	2010	2009	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	4,451,542	3,937,233	13.1%

NET INCOME	347,077	269,869	28.6%

BASIC EARNINGS PER SHARE (ADS) (2)	0.76	0.59	28.2%

	2010	2009	% Change

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)
NET SALES	5,851,552	5,379,048	8.8%

NET INCOME	456,233	368,695	23.7%

BASIC EARNINGS PER SHARE (ADS)(2)	0.99	0.81	23.4%

Notes :

	2010	2009
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	458,544,153	457,108,193
(3) Average exchange rate (in U.S. Dollars per Euro)	1.3145	1.3662

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2010 AND SEPTEMBER 30, 2009

In accordance with IAS/IFRS

In thousands of Euro (1)	3Q 10	% of sales	3Q 09	% of sales	% Change

NET SALES	1,464,732	100.0%	1,223,272	100.0%	19.7%
COST OF SALES	(499,849)		(420,784)
GROSS PROFIT	964,883	65.9%	802,488	65.6%	20.2%
OPERATING EXPENSES:
SELLING EXPENSES	(490,264)		(412,049)
ROYALTIES	(22,012)		(20,342)
ADVERTISING EXPENSES	(89,967)		(73,246)
GENERAL AND ADMINISTRATIVE EXPENSES	(154,907)		(137,217)
TRADEMARK AMORTIZATION	(21,297)		(20,072)
TOTAL	(778,447)		(662,925)
OPERATING INCOME	186,436	12.7%	139,563	11.4%	33.6%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(26,929)		(29,663)
INTEREST INCOME	2,543		954
OTHER - NET	(1,120)		2,087
OTHER INCOME (EXPENSES)-NET	(25,507)		(26,621)
INCOME BEFORE PROVISION FOR INCOME TAXES	160,929	11.0%	112,941	9.2%	42.5%
PROVISION FOR INCOME TAXES	(58,229)		(36,142)
NET INCOME	102,700		76,800
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(766)		(1,016)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	101,934	7.0%	75,784	6.2%	34.5%
BASIC EARNINGS PER SHARE (ADS):	0.22		0.17
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.22		0.17

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	458,527,966		457,214,454
FULLY DILUTED AVERAGE NUMBER OF SHARES	460,152,396		458,303,432

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2010 AND SEPTEMBER 30, 2009

In accordance with IAS/IFRS

In thousands of Euro (1)	2010	% of sales	2009	% of sales	% Change

NET SALES	4,451,542	100.0%	3,937,233	100.0%	13.1%
COST OF SALES	(1,529,395)		(1,352,480)
GROSS PROFIT	2,922,148	65.6%	2,584,752	65.6%	13.1%
OPERATING EXPENSES:
SELLING EXPENSES	(1,427,794)		(1,281,290)
ROYALTIES	(74,512)		(74,509)
ADVERTISING EXPENSES	(286,455)		(245,410)
GENERAL AND ADMINISTRATIVE EXPENSES	(454,547)		(425,227)
TRADEMARK AMORTIZATION	(62,829)		(61,266)
TOTAL	(2,306,136)		(2,087,703)
OPERATING INCOME	616,012	13.8%	497,049	12.6%	23.9%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(78,500)		(79,307)
INTEREST INCOME	5,824		4,322
OTHER - NET	(5,872)		(1,905)
OTHER INCOME (EXPENSES)-NET	(78,548)		(76,890)
INCOME BEFORE PROVISION FOR INCOME TAXES	537,464	12.1%	420,159	10.7%	27.9%
PROVISION FOR INCOME TAXES	(186,202)		(145,308)
NET INCOME	351,262		274,852
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(4,185)		(4,983)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	347,077	7.8%	269,869	6.9%	28.6%
BASIC EARNINGS PER SHARE (ADS):	0.76		0.59
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.75		0.59
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	458,544,153		457,108,193
FULLY DILUTED AVERAGE NUMBER OF SHARES	460,249,173		457,661,787

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

In accordance with IAS/IFRS

In thousands of Euro	September 30, 2010	December 31, 2009

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	482,943	380,081
MARKETABLE SECURITIES	25,330
ACCOUNTS RECEIVABLE - NET	665,332	618,884
SALES AND INCOME TAXES RECEIVABLE	24,512	59,516
INVENTORIES - NET	562,047	524,663
PREPAID EXPENSES AND OTHER	143,404	138,849

TOTAL CURRENT ASSETS	1,903,577	1,721,993

PROPERTY, PLANT AND EQUIPMENT - NET	1,167,933	1,149,972

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,992,926	3,838,715
INVESTMENTS	51,454	46,317
OTHER ASSETS	147,893	146,626
SALES AND INCOME TAXES RECEIVABLE	1,191	965
DEFERRED TAX ASSETS - NON-CURRENT	380,304	356,706
TOTAL OTHER ASSETS	4,573,768	4,389,329

TOTAL	7,645,278	7,261,294

CURRENT LIABILITIES:
BANK OVERDRAFTS	221,956	148,951
CURRENT PORTION OF LONG-TERM DEBT	135,142	166,279
ACCOUNTS PAYABLE	415,576	434,604
ACCRUED EXPENSES AND OTHER	483,752	526,801
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	31,335	27,334
INCOME TAXES PAYABLE	88,044	11,204
TOTAL CURRENT LIABILITIES	1,375,805	1,315,174

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,394,627	2,401,796
LIABILITY FOR TERMINATION INDEMNITIES	42,755	44,633
DEFERRED TAX LIABILITIES - NON-CURRENT	403,224	396,048
OTHER LONG-TERM LIABILITIES	315,495	350,028
TOTAL LIABILITIES	4,531,905	4,507,679

EQUITY:
465,222,483 ORDINARY SHARES AUTHORIZED AND ISSUED - 458,768,198 SHARES OUTSTANDING	27,913	27,863
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	347,077	299,122
RETAINED EARNINGS	2,726,292	2,410,253
TOTAL LUXOTTICA GROUP SHAREHOLDERS’ EQUITY	3,101,281	2,737,239

NONCONTROLLING INTEREST	12,091	16,376

TOTAL EQUITY	3,113,373	2,753,615

TOTAL	7,645,278	7,261,294

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2010 AND SEPTEMBER 30, 2009

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2010

Net Sales	1,722,947	2,728,595		4,451,542
Operating Income	372,235	353,877	(110,101)	616,012
% of sales	21.6%	13.0%		13.8%
Capital Expenditures	59,556	79,709		139,264
Depreciation & Amortization	58,297	104,317	62,829	225,442

2009

Net Sales	1,506,468	2,430,764		3,937,233
Operating income	296,069	310,707	(109,726)	497,049
% of sales	19.7%	12.8%		12.6%
Capital Expenditures	52,490	78,578		131,068
Depreciation & Amortization	55,915	97,031	61,266	214,212

Major currencies

Average exchange rates	Three months ended	Nine Months ended	Twelve months ended	Three months ended	Nine months ended
per € 1	September 30, 2009	September 30, 2009	December 31, 2009	September 30, 2010	September 30, 2010

US$	1.43030	1.36618	1.39467	1.29104	1.31453

AUD	1.71689	1.82338	1.77281	1.42885	1.46555

GBP	0.87161	0.88633	0.89104	0.83305	0.85730

CNY	9.77019	9.33414	9.52693	8.73875	8.94742

JPY	133.81712	129.50037	130.31404	110.67500	117.66057

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.

Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	3Q 2010	3Q 2009	9M 2010	9M 2009	FY09	LTM September 30, 2010

Net income/(loss)	101.9	75.8	347.1	269.9	299.1	376.3
(+)

Net income attributable to non-controlling interest	0.8	1.0	4.2	5.0	5.8	5.0
(+)

Provision for income taxes	58.2	36.1	186.2	145.3	159.9	200.8
(+)

Other (income)/expense	25.5	26.6	78.5	76.9	106.3	108.0
(+)

Depreciation & amortization	77.0	70.2	225.4	214.2	285.4	296.7
(+)

EBITDA	263.5	209.8	841.5	711.3	856.5	986.7
(=)

Net sales	1,464.7	1,223.3	4,451.5	3,937.2	5,094.3	5,608.6
(/)

EBITDA margin	18.0%	17.1%	18.9%	18.1%	16.8%	17.6%
(=)

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

 EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the tables on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	September 30, 2010	Dec 31, 2009

Long-term debt	2,394.6	2,401.8
(+)

Current portion of long-term debt (+)	135.1	166.3

Bank overdrafts (+)	222.0	149.0

Cash (-)	(482.9)	(380.1)

Net debt (=)	2,268.8	2,336.9

LTM EBITDA	986.7	856.5

Net debt/LTM EBITDA	2.3x	2.7x

Net debt @ avg. exchange rates (1)	2,274.7	2,381.7

Net debt @ avg. exchange rates (1)/LTM EBITDA	2.3x	2.8x

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

* Improve transparency for investors;

* Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

* Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

* Properly define the metrics used and confirm their calculation; and

* Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

3Q 2010
EBITDA (1)	263.5
Δ working capital	90.7
Capex	(56.4)

Operating cash flow	297.8
Financial charges (2)	(24.4)
Taxes	(20.1)
Extraordinary charges (3)	(1.1)

Free cash flow	252.2

(1) EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2) Equals interest income minus interest expense

(3) Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: October 28, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

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